UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Reata Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

75615P 10 3

(CUSIP Number)

Peter Haahr

Novo Holdings A/S

(formerly known as Novo A/S)

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 75615P 10 3

1.	Name of Reporting Person: Novo Holdings A/S (formerly known as Novo A/S)
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 1,794,763 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,794,763 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,794,763 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 9.1% (2)
14.	Type of Reporting Person: CO

(1)	Comprised of 592,794 shares of Class A common stock and 1,201,969 shares of Class B common stock held by Novo Holdings A/S; the Class B common stock convert into Class A common stock on a one-for-one basis.
(2)	Based upon 18,596,686 shares of Class A common stock and 7,506,705 shares of Class B common stock outstanding in final prospectus Form 424B5 filed by the Issuer on July 27, 2017 and the Issuer’s announcement on August 1, 2017 that the offering closed and the underwriters exercised in full their option to purchase additional shares. Beneficial ownership is based on conversion of only the 1,201,969 shares of Class B common stock held by Novo Holdings A/S into Class A common stock on a one-for-one basis. Assuming all 1,201,969 outstanding shares of Class B common stock are converted into Class A common stock, Novo Holdings A/S would beneficially own 7% of the Class A common stock.

This amendment (“Amendment No. 6”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2016, as subsequently amended by Amendment No. 1 filed on August 5, 2016, Amendment No. 2 filed on December 9, 2016, Amendment No. 3 filed on March 3, 2017, Amendment No. 4 filed on June 15, 2017 and Amendment No. 5 filed on June 26, 2017 (collectively, the “Amended Schedule”), to report a decrease in beneficial ownership of the Class A common stock of the Issuer held by the Reporting Person resulting from an increase in the Issuer’s Class A common stock outstanding. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Schedule.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule is amended and replaced in its entirety as follows:

(a)    Novo is deemed to beneficially owns an aggregate of 1,794,763 shares of Class A common stock, comprised of 592,794 shares of Class A common stock and 1,201,969 shares of Class B common stock (the “Novo Shares”), representing 9.1% of the Class A common stock based on conversion of only the 1,201,969 shares of Class B common stock held by the Novo into Class A common stock on a one-for-one basis. The Class B common stock converts on a one-for-one basis into Class A common stock at the election of the holder and upon any sale or transfer, subject to certain exceptions. Assuming all outstanding 7,506,705 shares of Class B common stock are converted into Class A common stock, Novo would beneficially own 7.0% of the Class A common stock. The foregoing percentage ownership calculations are based upon 18,596,686 shares of Class A common stock and 7,506,705 shares of Class B common stock outstanding as reported in the final prospectus Form 424B5 filed by the Issuer on July 27, 2017, and the Issuer’s announcement on August 1, 2017 that the offering closed and the underwriters exercised in full their option to purchase additional shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2017	Novo Holdings A/S

/s/ Peter Haahr
	By:	Peter Haahr
	Its:	Chief Financial Officer